Filed Pursuant to Rule 433

Dated March 3, 2015

Registration Statement: No. 333-200939

The Charles Schwab Corporation

$625,000,000 1.500% SENIOR NOTES DUE 2018

$375,000,000 3.000% SENIOR NOTES DUE 2025

SUMMARY OF TERMS

Issuer:	The Charles Schwab Corporation (“CSC”), a Delaware Corporation

Expected Ratings: (Moody’s / S&P / Fitch)*	A2 / Stable, A / Stable, A / Stable

Security Type:	Senior Unsecured Notes

Pricing Date:	March 3, 2015

Settlement Date (T+5):	March 10, 2015

Interest Payment Dates:	March 10 and September 10, commencing on September 10, 2015

Interest Record Dates:	February 23 and August 26

	1.500% Senior Notes due 2018 (the “2018 Notes”)	3.000% Senior Notes due 2025 (the “2025 Notes”)

Principal Amount:	$625,000,000	$375,000,000

Maturity Date:	March 10, 2018	March 10, 2025

Benchmark Treasury:	1.000% due February 15, 2018	2.000% due February 15, 2025

Benchmark Treasury Price / Yield:	99-25 1/4 / 1.073%	98-30 / 2.119%

Spread to Benchmark Treasury:	+ 47 bps	+ 93 bps

Yield to Maturity:	1.543%	3.049%

Coupon:	1.500%	3.000%

Public Offering Price:	99.874%	99.580%

Gross Proceeds to CSC:	$624,212,500	$373,425,000

Underwriting Discounts or Commissions per note paid by CSC:	0.35%	0.65%

Aggregate Underwriting Discounts or Commissions paid by CSC:	$2,187,500	$2,437,500

Net Proceeds to CSC (after underwriting discounts and commissions, but before deducting offering expenses):	$622,025,000	$370,987,500

Optional Redemption: Make-Whole Call:

Prior to February 8, 2018, CSC may redeem some or all of the 2018 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2018 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 10 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Prior to December 10, 2024, CSC may redeem some or all of the 2025 Notes at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of interest and principal thereon (exclusive of interest accrued and unpaid to, but not including, the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate plus 15 basis points, plus, in either case, accrued and unpaid interest to, but not including, the redemption date.

Par-Call:	On or after February 8, 2018, CSC may redeem some or all of the 2018 Notes at any time at a redemption price equal to 100% of the principal amount of the 2018 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.	On or after December 10, 2024, CSC may redeem some or all of the 2025 Notes at any time at a redemption price equal to 100% of the principal amount of the 2025 Notes to be redeemed plus accrued and unpaid interest to, but not including, the redemption date.

CUSIP / ISIN:	808513AK1 / US808513AK10	808513AL9 / US808513AL92

Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Wells Fargo Securities, LLC

Co-Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

CAPITALIZATION—AS ADJUSTED

The following table sets forth the consolidated cash and cash equivalents and capitalization of the Issuer at December 31, 2014, as adjusted for the offering of $625 million of the 2018 Notes and $375 million of the 2025 Notes.

(In millions)	As Adjusted for this Offering
Cash and cash equivalents	$12,356
2018 Notes offered hereby	$625
2025 Notes offered hereby	$375
Total debt	$2,899
Total capitalization	$14,702

The Issuer has filed a registration statement (including a preliminary prospectus supplement and accompanying prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and accompanying prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Goldman, Sachs & Co. toll free at (866) 471-2526 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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